Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 27, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
(In millions except ratio)
EARNINGS:
Income from continuing operations before income taxes	$5,589	$11,477	$11,809	$11,458	$14,207	$8,902
Fixed charges	277	553	486	505	792	422
Less:
Capitalized interest, net	—	(1)	(1)	(1)	(1)	(4)
Equity (income) loss — net of dividends	(124)	(201)	(426)	(269)	(671)	(359)
Adjusted earnings	$5,742	$11,828	$11,868	$11,693	$14,327	$8,961
FIXED CHARGES:
Gross interest incurred	$231	$464	$398	$418	$734	$359
Interest portion of rent expense	46	89	88	87	58	63
Total fixed charges	$277	$553	$486	$505	$792	$422
Ratio of earnings to fixed charges	20.7	21.4	24.4	23.2	18.1	21.2
As of June 27, 2014, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $549 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.